September 22, 2015

FILED VIA EDGAR

Johnny Gharib

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midatech Pharma PLC

Registration Statement on Form F-4

Filed August 11, 2015

File No. 333-206305

Dear Mr. Gharib:

This letter is in response to your letter of comment dated September 8, 2015 to Mr. James N. Phillips, Chief Executive Officer of Midatech Pharma PLC (“Midatech” or the “Company”) relating to the Company’s Registration Statement on Form F-4 (File No. 333-206305) (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2015. The Company is concurrently filing via EDGAR Amendment No. 2 (the “Amendment”) to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of the Amendment.

The Company respectfully submits the following responses with respect to each comment contained in the September 8, 2015 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted by the Company.

Industry and Market Data

1.	We note your statement, “Midatech believes that these sources and estimates are reliable, but it has not independently verified the information and statistics obtained from them.” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please revise your disclosure to delete the statement referenced above.

In response to the Staff’s comment, the Company has deleted the statement “Midatech believes that these sources and estimates are reliable, but it has not independently verified the information and statistics obtained from them” from the “Industry and Market Data” section of the Amendment.

Summary

Implications of Being an Emerging Growth Company, page 11

2.	Please expand your disclosure to discuss your status as a foreign private issuer and the

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exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 11-12 and 129-130 of the Amendment to identify exemptions available to the Company due to its status as a foreign private issuer that overlap with the exemptions available to it as an emerging growth company, as well as the extent to which the Company will continue to enjoy such exemptions as a result of its status as a foreign private issuer once the Company no longer qualifies as an emerging growth company.

Treatment of Stock Options and Warrants; Oncogenerix Milestone Consideration…, page 15

3.	Please revise your disclosure to describe the “certain milestone payments” referenced in the third paragraph of this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 96 and 145 of the Amendment to describe the “certain milestone payments” set forth in that certain Agreement and Plan of Merger, dated as of June 17, 2012, by and among Oncogenerix, Inc., certain stockholders of Oncogenerix, Inc., Christopher Clement, in his capacity as stockholder representative, DARA BioSciences, Inc. (“DARA”) and Oncogenerix Acquisition Corporation, pursuant to which shares of DARA common stock were reserved for issuance.

Risk Factors

Risks Related to DARA’s Business and Industry, page 78

4.	Under the appropriate risk factor in this section or in a new appropriately titled risk factor, please expand your disclosure to describe whether DARA or the respective licensors of its commercialized products have the responsibility of protecting the intellectual property rights of such products. In doing so, please also disclose that the failure to protect such rights by DARA or the licensors would have a material adverse effect on DARA’s business.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amendment to describe who has the responsibility of protecting the intellectual property rights of DARA’s products and to describe the risks associated with failing to protect such rights.

The Merger

Background of the Merger, page 96

5.	In the last paragraph on page 96, you state that DARA’s senior management and Aquilo Partners had several discussions about the types of parties that could be interested in a transaction and determined that financial buyers would be unlikely to pay transaction values that would be of interest to DARA. Please expand your disclosure to define the term “financial buyer” and describe how DARA’s senior management and Aquilo Partners reached its conclusion as to these entities willingness to engage in a transaction with DARA.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amendment to clarify how DARA determined to focus its process on 19 potential strategic partners. As discussed in the revised disclosure, DARA sought to focus its energies on potential partners with significant experience in the specialty pharmaceutical space because DARA believed such expertise would be important to developing its business.

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6.	Please expand your disclosure regarding the discussions with Company A and Company B to describe the products to which Company A wanted to acquire rights and the financial terms it was offering, and to describe the co-promotion agreement in which Company B was interested in entering. Also, please describe why the DARA’s Board of Directors determined that these alternatives would not present a significant benefit to Dara’s stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amendment to more fully describe DARA’s engagement with Company A and Company B and the DARA Board of Directors’ view that these alternatives would not present a significant benefit to DARA’s stockholders.

7.	Please revise your disclosure to identify the outside legal and financial advisors for DARA and Midatech.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amendment to identify the outside legal advisors of Midatech and DARA, Brown Rudnick LLP and K&L Gates LLP, respectively.

The Company respectfully acknowledges the Staff’s comment with regard to the identity of the financial advisors to Midatech and DARA and respectfully submits that the identity of Midatech’s financial advisor, Torreya Partners Europe (LLP), and DARA’s financial advisor, Aquilo Partners, LP, was previously provided on pages 96 and 16 of the initial Registration Statement, respectively. The Company has further clarified in the Amendment, where necessary, the identities of the outside legal and financial advisors of each of Midatech and DARA.

8.	Please expand your disclosure regarding the initial proposal that Midatech presented to DARA on March 19, 2015 to describe how Midatech determined the structure and value of its initial offer.

In response to the Staff’s comments, the Company has expanded its disclosure on page 99 of the Amendment regarding the initial proposal that Midatech presented to DARA on March 19, 2015.

9.	Please expand your disclosure to describe the terms of the revised proposal Midatech submitted to DARA on March 27, 2015 and how Midatech determined the structure and value of its revised proposal.

In response to the Staff’s comments, the Company has expanded its disclosure on page 99 of the Amendment to describe the terms of the revised proposal that Midatech submitted to DARA on March 27, 2015 and how it determined the structure and value of its revised proposal.

10.	We note that during the April 1, 2015 telephonic conference call, Aquilo Partners presented, among other items, DARA’s prospects operating on a standalone basis which included a case study and DARA’s financing requirements. Please expand your disclosure to describe the case study and DARA’s financing requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment to more fully describe Aquilo Partners’ April 1, 2015 presentation and the DARA Board of Directors’ discussion regarding the presentation.

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11.	Please expand your disclosure to describe how Midatech determined the structure and value of its revised proposal submitted on April 14, 2015. Please also provide this information, as applicable, to the revised proposal submitted on April 19, 2015.

In response to the Staff’s comments, the Company has expanded its disclosure on page 100 of the Amendment to describe how Midatech determined the value and structure of its revised proposals submitted on each of April 14, 2015 and April 19, 2015.

12.	Please describe the “other changes” requested by DARA which the revised proposal on April 19, 2015 included.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment to describe the material changes incorporated into Midatech’s revised proposal on April 19, 2015.

13.	Please revise your disclosure to identify and describe the specific terms of the transaction being negotiated and how the specific terms at issue were modified over the course of negotiations between the parties from May 1, 2015 through announcement of the transaction on June 4, 2015, including, in particular, on the following dates:

•	May 19, 2015;
•	May 26, 2015;
•	May 27, 2015;
•	May 31, 2015; and
•	June 1, 2015.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-102 of the Amendment to more specifically describe the material changes to the terms of the transaction based on negotiations on the above listed dates.

Opinion of DARA’s Financial Advisor, page 103

14.	Please revise your disclosure to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Aquilo Partners or its affiliates and DARA or its affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Amendment to note that no material relationship between DARA and Aquilo Partners or any of their affiliates existed prior to Aquilo Partners’ engagement in early 2015.

15.	Please indicate whether DARA or Aquilo Partners recommended the consideration to be received by DARA shareholders.

The Company respectfully acknowledges the Staff’s comment and notes that, as discussed in the “Background of the Merger” section of the Registration Statement, Midatech initially proposed the form and amount of the merger consideration. DARA, after consulting with Aquilo Partners and K&L Gates LLP, sought changes and increases in the consideration in order to maximize the value to DARA’s stockholders.

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In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amendment to clarify that Aquilo Partners gave its opinion to DARA’s Board of Directors that the consideration was fair to DARA’s common stockholders and that DARA’s Board of Directors, after considering Aquilo Partners’ opinion and various other factors, approved the merger agreement and recommended that DARA’s common stockholders vote to approve the proposal to adopt the merger agreement.

16.	Please disclose any instructions given to Aquilo Partners in connection with its fairness opinion and any limitations imposed on the scope of its investigations or tell us supplementally that no such instructions were given and no such limitations were imposed. Please refer to Item 1015(b)(6) of Regulation M-A.

The Company respectfully acknowledges the Staff’s comments and supplementally inform the Staff that DARA and Aquilo Partners has confirmed to it that there were no instructions given to Aquilo Partners nor limitations posed on the scope of their investigation in connection with the preparation and delivery of Aquilo Partners’ fairness opinion.

Midatech Comparable Public Company Analysis, page 105

17.	Please expand your disclosure to describe the criteria used to determine that the 19 public companies were comparable to Midatech for purposes of the analysis. Also, please disclose whether any companies meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Please provide the same information regarding the “DARA Comparable Public Company Analysis” on page 106.

In response to the Staff’s comment, the Company has revised the disclosures on pages 109 and 111 of the Amendment to expand the disclosure of Aquilo Partners’ selection criteria.

Midatech Analyst Financial Projections, page 105

18.	Please describe the financial projections and conclusions made by the analysts in the publicly available Midatech analyst reports upon which Aquilo Partners relied.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amendment to describe the financial projections and conclusion made by analysts in the publicly available Midatech analyst reports upon which Aquilo Partners relied.

DARA Discounted Cash Flow Analysis, page 105

19.	Please expand your disclosure to identify the assumptions relating to revenue, operating costs, taxes, working capital, capital expenditures and depreciation which Aquilo Partners relied upon to conduct DARA’s discounted cash flow analysis. Please also explain the basis for determining that these assumptions are reasonable.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Amendment to provide additional discussion of the assumptions underlying the projection on which Aquilo Partners relied to conduct DARA’s discounted cash flow analysis, as well as Aquilo Partners’ basis for determining the reasonability of the assumptions.

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Premiums Analysis, page 107

20.	We note that Aquilo Partners conducted a premiums analysis for 1-day, 1-week and 1-month premiums for selected precedent merger/acquisition transactions broken down by Specialty Pharmaceutical Transactions, Biopharmaceutical Transactions and Micro-Cap Transactions. Please revise your disclosure to describe with greater specificity Aquilo Partners’ criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions.

In response to the Staff’s comment, the Company has revised the disclosures on page 112 of the Amendment to include Aquilo Partners’ selection criteria.

21.	Please revise the list of transactions in this section to provide the acquisition dates for the transactions cited.

In response to the Staff’s comment, the Company has revised the disclosures on page 113 of the Amendment to include the acquisition dates for the transactions cited.

Taxation

Material Federal Income Tax Consequences

Classification of the Merger, page 128

22.	We note your disclosure in the first paragraph on page 129 which states, “Additionally, with respect to cross-border reorganizations, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder generally require U.S. shareholders to recognize gain, but not loss, if stock of a U.S. corporation is exchanged for stock of a non-U.S. corporation unless certain requirements are met. An exception promulgated in the Treasury regulations provides that Section 367(a) will not apply to certain reorganizations (including those like the mergers) if certain conditions are satisfied.” Please expand your disclosure to describe the exception and the “certain conditions” which are expected to be satisfied.

In response to the Staff’s comment, the Company has expanded its disclosure on page 135 of the Amendment to describe the exception promulgated by Treasury regulations that provides that Section 367(a) of the Internal Revenue Code of 1986, as amended, will not apply to certain reorganizations if certain conditions are satisfied, and to provide disclosure regarding such conditions expected to be satisfied.

23.	We note that consummation of the merger is contingent upon the satisfaction or waiver of a condition requiring that both DARA and Midatech obtain separate tax opinions that the transaction should qualify as a reorganization within the meaning of Section 368(a). We also note your intent to file consents for the inclusion of these tax opinions in the registration statements under Exhibits 8.1 and 8.2. Please confirm that prior to effectiveness of the registration statement you will revise the prospectus to either include a summary of the long-form tax opinions of counsel filed as exhibits or short-form opinions confirming that the disclosure in the prospectus serves as the tax opinion of counsel. Please also note that the any such tax opinion must clearly identify each material tax consequence, set forth counsel’s opinion and provide the basis for such opinion. We may have further comments upon review of this disclosure.

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The Company respectfully acknowledges the Staff’s comment and submits that the short-form tax opinion of each of Brown Rudnick LLP and K&L Gates LLP were previously filed as Exhibits 8.1 and 8.2, respectively to the initial Registration Statement, respectively. In connection with the Company’s expanded disclosure of the tax discussion on page 135 of the Amendment in response to the Staff’s Comment 22, each of Brown Rudnick LLP and K&L Gates LLP have filed an updated tax opinion as Exhibit 8.1 and 8.2, respectively, to the Amendment.

Description of Midatech’s Business

Product Candidates

GNP Drug Conjugates: Diabetes

Development Activities, page 197

24.	Please expand your disclosure to describe the ongoing Phase IIa clinical trial of MidaForm-Insulin-PharmFilm in humans with type1 diabetes, including the number of volunteers in the trial, the primary and secondary endpoints, the dosages being administered, and where the trial is being conducted.

In response to the Staff’s comments, the Company has revised the disclosure on page 206 of the Amendment to further describe the Company’s Phase IIa clinical trial of MidaForm-Insulin-PharmFilm, including providing the number of volunteers in the clinical trial, the primary and secondary endpoints, the dosages being administered and the location of the clinical trial.

Commercial Agreements, Strategic Partnerships and Collaborations

Agreements, Partnerships and Collaboration with Midatech (or its Successor Entity)

Collaboration and License Agreement with Monosol, page 203

25.	Please revise your disclosure regarding the collaboration and license agreement with Monosol to describe the parties’ rights and obligations under the agreement and the material payment provisions of the agreement, including any up-front payments, aggregate amounts paid or received to date under the agreement, aggregate future potential milestone payments to be paid or received and royalty rates.

In response to the Staff’s comments, the Company has revised the disclosure on page 211 of the Amendment to further describe the Company’s collaboration and license agreement with MonoSol, including information related to the parties’ rights and obligations under the agreement. The Company supplementally advises the Staff that the collaboration and license agreement does not contains material payment provisions, and therefore such information has not been included in the revised disclosure.

Intellectual Property, page 205

26.	We note your disclosure regarding your issued patents and pending patent applications in your 31 patent families in the three bullet points in this section. Please revise your disclosure to provide the following information for your material patents and patent applications:

•	Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);

•	The type of patent protection such as composition of matter, use or process for your patents and patent applications;

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•	Patent expiration dates separate from expected expiration dates for pending patent applications; and

In this regard, we note that you currently provide some of this information but do so by expiration dates for issued patents and pending patent applications and refer to some jurisdictions generically as “key markets.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 213-218 of the Amendment to include the requested information.

Information Regarding DARA

Competition, page 226

27.	Please expand your disclosure in this section to identify the companies and products with which your commercialized products compete.

In response to the Staff’s comment, the Company has revised the disclosure on pages 239-240 of the Amendment to identify competitive companies and products.

Information Regarding DARA

Cancer supporting therapeutics, page 225

28.	Please revise your disclosure regarding the DARA and Alamo agreement to describe the material terms of the agreement, including the duration of the agreement, termination provisions and any payment provisions. In regard to payment provisions, please describe DARA’s profit share if a specified revenue milestone is achieved and quantify the milestone. In addition, if the agreement is expected to be material to the combined company and therefore important to a shareholder’s ability to make an informed assessment as to the merits of the proposed merger, please file the agreement as an exhibit to your Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on pages 237-238 of the Amendment to describe the material terms of the agreement between DARA and Alamo Pharma Services.

The Company respectfully submits that it is not required to file such agreement with the Registration Statement. Item 601(b)(10) of Regulation S-K requires the filing of, in relevant part, only material contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Neither the Company nor any of its subsidiaries is a party to the agreement with Alamo, nor does the Company believe it has a beneficial interest in the agreement with Alamo since it has no rights or obligations under such agreement.

The Company supplementally informs the Staff that, following the closing of the merger transaction, the Company will determine whether the agreements are material contracts of the Company, as that term is defined in Item 601(b)(10) of Regulation S-K, and, if such agreements are deemed to be material contracts, the Company will file such agreements with the Company’s next required report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Licenses, page 227

29.	Please revise your disclosure regarding your agreements with Rosemont and Helsinn covering your commercialization of Soltamox and Gelcair, respectively, to quantify any up-front payments, aggregate future milestones payable and royalty rates and to describe the termination provisions of the agreements. In addition, if these agreements are expected to be material to the combined company and therefore important to a shareholder’s ability to make an informed assessment as to the merits of the proposed merger, please file the agreements as exhibits to your Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on pages 240-241 of the Amendment to describe the material terms of the agreements between DARA and each of Rosemont and Helsinn.

The Company respectfully submits that it is not required to file either agreement with the Registration Statement. Item 601(b)(10) of Regulation S-K requires the filing of, in relevant part, only material contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Neither the Company nor any of its subsidiaries is a party to the Rosemont or Helsinn agreements, nor does the Company believe it has a beneficial interest in such agreements since it has no rights or obligations under such agreement.

The Company supplementally informs the Staff that, following the closing of the merger transaction, the Company will determine whether the agreements are material contracts of the Company, as that term is defined in Item 601(b)(10) of Regulation S-K, and, if such agreements are deemed to be material contracts, the Company will file such agreements with the Company’s next required report under the Exchange Act.

Other Comments

30.	Please supplementally provide us with copies of any “board books” or similar materials that were material to the boards’ respective decisions to approve the merger agreement and the transactions contemplated thereby. We may have further comment after we review these materials.

The Company respectfully acknowledges the Staff’s comments and supplementally advises the Staff that each of the Company and DARA are providing the Staff supplementally by courier with copies of “board books” and/or similar materials that were material to the boards’ respective decisions to approve the merger agreement and the transactions contemplated thereby.

31.	We note that there are a number of additional exhibits that still need to be filed including the legal opinion. Please provide these exhibits as promptly as possible. Please note that we may have additional comments on these exhibits once they are filed.

The Company respectfully acknowledges the Staff’s comment and has filed or confidentially submitted each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

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The Company will furnish a letter at the time its requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at +44 1235 841 575 or the Company’s legal counsel, Samuel Williams of Brown Rudnick LLP at (617) 856-8353. Midatech thanks you in advance for your attention to the above.

Sincerely, MIDATECH PHARMA PLC

/s/ James N. Phillips
James N. Phillips Chief Executive Officer

cc:	Suzanne Hayes, Assistant Director

Bryan Pitko, SEC Staff

Sasha Parikh, SEC Staff

Lisa Vanjoske, SEC Staff

Samuel P. Williams, Esq., Brown Rudnick LLP

Mark Busch, K&L Gates LLP